Registration No. 333-117504

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

to

FORM F-3/A

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

VIRYANET LTD.

(Exact name of registrant as specified in its charter)

Israel	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450, Israel

972-2-584-1000

(Address and Telephone Number of Registrant’s principal executive offices)

ViryaNet Limited

Albert A. Gabrielli

Chief Financial Officer

2 Willow Street

Southborough, MA 01745-1027

Tel: (508) 490-8600

(Name, address and telephone number of agent for service)

Copies to:

David S. Glatt

Raanan Lerner

Meitar Liquornik Geva & Leshem Brandwein

16 Abba Hillel Silver Rd.

Ramat Gan 52506, Israel

Tel: 972-3-610-3100

Approximate date of commencement of the proposed sale of the securities to the public: From time to time after the Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. NO SELLING SHAREHOLDER MAY SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED JULY 20, 2005

PROSPECTUS

VIRYANET LTD.

2,080,057 Ordinary Shares

This prospectus relates to 2,080,057 of our Ordinary Shares that may be sold from time to time, by the selling shareholders identified in this prospectus (the “Selling Shareholders”), to whom we refer as the selling Shareholders. Of the shares being registered, 383,879 are subject to issuance upon the exercise of warrants. The warrants themselves are not being offered by this prospectus.

We will not receive any of the proceeds from the sale of the shares offered by this prospectus and we will pay all the expenses of registration of this offering; provided, however, that the Selling Shareholders shall bear their own underwriting discounts and commissions, selling or placement agent or broker fees and commissions and transfer taxes, if any, in connection with the sale of the shares. These shares may be offered from time to time by the Selling Shareholders through public or private transactions, on or off the Nasdaq SmallCap Market, at prevailing market prices or at privately negotiated prices, subject to certain volume limitations and other restrictions agreed to by the Selling Shareholders. The Selling Shareholders and any agent or broker-dealer that participates with the Selling Shareholders in the distribution of the Ordinary Shares may be considered “underwriters” within the meaning of the Securities Act of 1933, as amended, or the Securities Act, and, in that event, any commissions received by them and any profit on the resale of the shares may be considered underwriting commissions or discounts under the Securities Act. You should read both this prospectus and any prospectus supplement, together with the additional information described under the heading “Incorporation of Certain Documents by Reference” before you invest.

Our Ordinary Shares are quoted on the Nasdaq SmallCap Market under the symbol “VRYA.” The last reported sale price of our Ordinary Shares on the Nasdaq SmallCap Market on July 19, 2005 was $2.15 per share.

We have agreed to indemnify the selling shareholders against certain liabilities, including liabilities under the Securities Act.

The securities offered hereby involve a high degree of risk. See “ Risk Factors” beginning on page 3 of this prospectus to read about factors you should consider before purchasing these securities.

Neither the Securities and Exchange Commission, the Israeli Securities Authority nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 20, 2005

Unless the context otherwise requires, all reference in this registration statement to “ViryaNet”, “we”, “our”, “us” and the “Company” refer to ViryaNet Ltd. and its consolidated subsidiaries. Reference to “dollars” or $ are to United States dollars. References to “NIS” are to New Israeli Shekels.

All references herein to “Ordinary Shares” refer to our Ordinary Shares, par value 1.0 NIS per share, and are made on a post reverse stock split basis, taking into account the 10 to 1 reverse stock split of our Ordinary Shares, effected on May 1, 2002.

SPECIAL NOTES REGARDING FORWARD-LOOKING INFORMATION

Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “project” and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, including the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission. Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

THE COMPANY

We are a company organized under the laws of the State of Israel. We were incorporated and registered in Israel on March 13, 1988 under the name R.T.S. Relational Technology Systems Ltd. We changed our name to RTS Business Systems Ltd. on September 7, 1997, and to RTS Software Ltd. on February 1, 1998. On April 12, 2000, we changed our name to ViryaNet Ltd. The principal legislation under which we operate is the Israeli Companies Law, 5759-1999, as amended, which we refer to as the Companies Law.

Our registered office is located at 8 HaMarpe Street, Science Based Industries Campus, P.O. Box 45041, Har Hotzvim, Jerusalem, 91450, Israel, and our telephone number is 972-2-584-1000. We have appointed our United States subsidiary, ViryaNet, Inc., located at 2 Willow Street, Southborough, Massachusetts 01745-1027, as our agent for service of process. Our website address is www.viryanet.com. The information contained on, or linked from, our website is not a part of this prospectus.

We are a provider of integrated mobile and Web-based software applications for workforce management and the automation of field service delivery. In addition, we provide software applications for spare parts logistics, contract management, and depot repair operations. Our mission is to provide companies with solutions that improve the quality and efficiency of their complex service business processes.

We target companies in the utility, telecommunications, and general service industries that have distributed mobile workforces, strong commitments to customer satisfaction, extensive service agreements and a need to improve their service operations.

Our principal product, the ViryaNet Service Hub, supports a wide range of work order needs: from short-duration tasks to complex, multi-day, multi-resource projects. The ViryaNet Service Hub manages the entire lifecycle of a work order, including, scheduling and dispatching, mobile technology, field-level reporting, tracking materials, managing assets, and ensuring support for entitlements and compliance with service level agreements (SLAs).

Our growth has occurred organically as well as through acquisitions. In February 2002, we acquired Alpharetta, Georgia based iMedeon, Inc. In July 2004, we acquired another mobile workforce management company, Tampa, Florida based Utility Partners, and in June 2005, we acquired substantially all of the assets of e-Wise Solutions of Melbourne, Australia, a provider of front-office automation solutions to the utilities sector. These acquisitions have provided us with domain expertise; an installed base of customers in the utilities market, our primary market focus; and significant partnerships, and have enabled us to incorporate additional features, functions and technology into our advanced product platform.

RISK FACTORS

You should carefully consider the risks described below and in the documents we have incorporated by reference into this prospectus before making an investment decision. The risks described below and in the documents we have incorporated by reference into this prospectus are not the only ones facing our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our Ordinary Shares could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to our Business

We have incurred losses in the past and may incur losses in the future.

We have incurred substantial net losses during each of the last six fiscal years and may not achieve profitability in 2005 or in future years. As of December 31, 2004, we had an accumulated deficit of approximately $107.7 million. In order to achieve profitability we will need to increase our revenues while containing or reducing our costs. However, a substantial portion of our expenses, including most product development and selling and marketing expenses, must be incurred in advance of when revenue is generated. Therefore, if our projected revenue does not meet our expectations, we are likely to experience an even larger shortfall in our operating profit relative to our expectations. While our revenues in 2004, 2003, and 2002 were $11.9 million, $12.0 million, and $11.8 million, respectively, we incurred a net loss of $4.2 million, $1.7 million and $5.9 million during these periods. We cannot assure you that we will be able to increase our revenues, or, that even if we are able to increase our revenues we will be able to achieve profitability or maintain profitability, if achieved, on a consistent basis.

Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future which may adversely impact the price of our Ordinary Shares, making it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our Ordinary Shares.

Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and we expect them to continue to fluctuate significantly in the future. The following events may cause fluctuations in our operating results and/or cause our share price to decline:

•	changes in global economic conditions in general, and conditions in our industry and target markets in particular;

•	changes in demand or timing of orders, especially large orders, for our products and services;

•	the length and unpredictability of our sales cycle;

•	timing of product releases;

•	the dollar value and timing of contracts;

•	delays in implementation;

•	the mix of revenue generated by product licenses and professional services;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes;

•	our ability to expand our workforce with qualified personnel, as may be needed;

•	the failure to maintain compliance with The Nasdaq SmallCap Market listing standards;

•	reductions in the level of our cash balance and our ability to raise cash;

•	consolidation of our customers;

•	the geographic mix of revenue;

•	integration and assimilation of management, employees and product lines of acquired companies;

•	effectiveness of our customer support, whether provided by our resellers or directly by us; and

•	foreign currency exchange rate fluctuations.

As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, it is possible that our quarterly results of operations may be below the expectations of public market analysts and investors. If this happens, the price of our Ordinary Shares will likely decrease.

We have substantially expanded our number of employees during 2004 and the first half of 2005 and may be unable to maintain our expanded staff or may incur increased losses because of it.

During 2004, we substantially increased our overall headcount from 86 at the end of 2003 to 126 at the end of 2004. Part of this increase was related to the assumption of 25 employees from the acquisition of Utility Partners. In June 2005, we added another 23 employees with the acquisition of e-Wise Solutions. Although we believe we currently have sufficient resources available to meet and support our current obligations in relation to the expansion of our staff, we may not be able to maintain this expanded headcount. If we are forced to reduce headcount, our ability to meet our growth goals and our business and operations may be negatively impacted. Furthermore, we have a history of losses and the increase in headcount during 2004 and the first half of 2005 may result in a continuation of or increase in the amount of the net loss as the additional cost of the higher headcount level may not be offset by increased revenue.

We may need to further expand our sales, marketing, research and development and professional services organizations but may lack the resources to do so, which may hinder our ability to grow and meet customer demands.

We may need to substantially expand our headcount beyond our current staff in order to increase market awareness and sales of our products. We may also need to increase our quality assurance, technical and customer support staff to support new customers and the expanding needs of existing customers. These positions require training on the use of our products and we generally expect that the training period will take a significant amount of time before these personnel can support our customers. In addition, there is significant competition for qualified personnel. Competition for qualified people may lead to increased labor and personnel costs. If we need to hire additional employees and are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

We may need additional financing and may not be able to raise additional financing on favorable terms or at all.

We had negative cash flow from operations for several years. In the past four years, we had an aggregate negative cash flow in the amount of $28.0 million. We raised gross proceeds of approximately $5.0 million from private equity financing transactions during 2003, $2.5 million in a convertible note financing in July 2004, and $1.3 million from a private equity financing transaction in February 2005. However, we expect that we will need additional financing to fund our business operations. Any additional financing that is structured as a secured debt financing may require the consent of our main creditors, Bank Hapoalim and LibertyView. We cannot assure you that additional financing will be available on terms favorable to us, or at all. In the event that the market price of our Ordinary Shares declines, we may not be able to consummate a private equity financing transaction to raise additional financing. If adequate funds are not available or are not available on acceptable terms, our ability to fund our day to day operations, expand our research and development, marketing and sales efforts, pursue potential acquisitions, take advantage of unanticipated opportunities, develop or enhance our website content, features or services, or otherwise respond to competitive pressures would be severely constrained. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our existing shareholders will be reduced, and any newly-issued securities may have rights, preferences or privileges senior to those of existing shareholders.

We will need sufficient funds to re-pay our loans from Bank Hapoalim, which may be subject to immediate repayment if we do not meet our repayment schedule or meet specified conditions.

As of June 1, 2005, we had an outstanding balance on our long-term loan arrangement with Bank Hapoalim of $0.8 million payable quarterly in equal installments of $267,000 through January 1, 2006 with interest payable quarterly at a rate of LIBOR plus 2.75%. As of June 1, 2005, we also had an outstanding balance in our short-term borrowings with Bank Hapoalim of $1.25 million with interest payable quarterly at rates ranging from LIBOR plus 2.25% in dollars and 8% in NIS. We may need funding from third parties to meet the payment obligations under these loan arrangements in a timely manner, and there is no assurance that Bank Hapoalim will grant us an extension to these payment dates in the future, if requested. In addition, these long and short-term debts are subject to the following covenants: (i) our shareholders equity, on a quarterly basis, starting on January 1, 2006, shall be at least the higher of (a) 17% of our total assets, or (b) $3.0 million, and (ii) our cash balance on January 1, 2006 and on a quarterly basis thereafter, shall not be less than $2.0 million. There can be no assurance that we will meet these covenants or that the bank will waive the compliance with any such covenants in the event that we do not meet them. If we fail to meet the quarterly payments to Bank Hapoalim or to meet these covenants, the bank may demand immediate repayment of the outstanding debts and all interest thereon and shall be entitled to exercise the remedies available to it. This would have a material adverse effect on our business.

We may not be able to maintain compliance with the listing rules of The Nasdaq SmallCap Market in which case our shares would be delisted, which could adversely affect the market price and trading market of our Ordinary Shares.

Our Ordinary Shares have been listed on The Nasdaq SmallCap Market since December 31, 2002. We were previously listed on The Nasdaq National Market but were unable to comply with some of its maintenance standards. The Nasdaq SmallCap Market has several maintenance standards for continued listing, including the requirements (i) that we maintain (a) shareholders’ equity of at least $2,500,000, (b) market value of $35,000,000 or (c) net income from operations of $500,000 in the last fiscal year or in two of the last three fiscal years, (ii) that we have at least 500,000 shares held by persons or entities other than our officers, directors and beneficial owners of more than 10% of our Ordinary Shares (the “Public Float”), (iii) that we have an aggregate market value of Public Float of at least $1,000,000, (iv) that we have at least two market makers, (v) that we have at least 300 shareholders who hold at least 100 Ordinary Shares each, and (vi) that we shall be in compliance with all corporate governance under rules 4350 and 4351 (the foregoing requirements are collectively referred to as the “Maintenance Standards”). On July 17, 2003, we were notified by Nasdaq that we were not in compliance with the listing standard for shareholders’ equity and were required to provide Nasdaq with a plan to regain compliance or our shares would be subject to delisting. On August 8, 2003, our plan was submitted to Nasdaq and acknowledged. On December 5, 2003, we issued a Report on Form 6-K to publicly demonstrate that we had regained compliance as a result of the proceeds received from our recent financing activities.

On June 2, 2005, we were notified by Nasdaq that we were not in compliance with the listing standard for shareholders’ equity and were required to provide Nasdaq with a plan to achieve and sustain compliance by July 5, 2005 or our shares would be subject to delisting. We have prepared a plan to regain compliance and submitted it to Nasdaq for their review on July 5, 2005. However, if our plan to regain compliance fails to satisfy Nasdaq, Nasdaq will provide us with written notification that our Ordinary Shares will be delisted from The Nasdaq SmallCap Market. The delisting of our Ordinary Shares from The Nasdaq SmallCap Market may materially impair the ability of our shareholders to buy and sell our Ordinary Shares, even if they qualify for inclusion on the Over-the-Counter Bulletin Board (OTCBB), and could have an adverse effect on the market price and the trading market for our Ordinary Shares. In addition, the delisting of our Ordinary Shares could significantly impair our ability to raise capital should we desire to do so in the future or utilize our Ordinary Shares in consideration for acquisitions. Furthermore, if our Ordinary Shares are delisted from The Nasdaq SmallCap Market, the loan provided to us by LibertyView under the Convertible Note may be recalled by LibertyView.

The market price of our Ordinary Shares may be volatile and you may not be able to resell your shares at or above the price you paid, or at all.

The stock market in general has recently experienced extreme price and volume fluctuations. The market prices of securities of technology companies have been extremely volatile, and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations could adversely affect the market price of our Ordinary Shares. The market price of the Ordinary Shares may fluctuate substantially due to a variety of factors, including:

•	any actual or anticipated fluctuations in our financial condition and operating results;

•	our inability to meet any guidance or forward looking information, if provided;

•	public announcements concerning us or our competitors;

•	the introduction or market acceptance of new service offerings by us or our competitors;

•	changes in security analysts’ financial estimates;

•	changes in accounting principles;

•	sales of our Ordinary Shares by existing shareholders;

•	limited market for our shares;

•	the need to raise additional capital through private or public debt or equity financings;

•	our ability to maintain compliance with all The Nasdaq SmallCap Market listing standards; and

•	changes in the political conditions in Israel.

In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management’s attention and resources, which could cause serious harm to our business.

Future sales of our Ordinary Shares in the public market or issuances of additional securities could cause the market price for our Ordinary Shares to fall.

The amount of our outstanding Ordinary Shares has increased substantially since August 4, 2003. The increase in the amount of outstanding Ordinary Shares is due primarily to the private financings that have occurred which resulted in the issuance of 1,611,089 Ordinary Shares in exchange for approximately $5.0 million during the third and fourth quarters of 2003, the acquisition of Utility Partners, Inc. which resulted in the issuance of 898,485 Ordinary Shares in July 2004, the issuance of 581,659 Ordinary Shares in exchange for approximately $1.3 million in February 2005, and the acquisition of e-Wise Solutions which resulted in the issuance of approximately 273,267 Ordinary Shares in June 2005. As of June 1, 2005, we had outstanding warrants to purchase 560,265 Ordinary Shares, and we have reserved up to 1,490,000 Ordinary Shares for issuance under our option plans, of which 178,794 options have been exercised as of June 1, 2005. In addition, our convertible note with LibertyView may be converted by LibertyView at any time into 581,449 Ordinary Shares and in the future we may re-pay the loan under the Convertible Note in Ordinary Shares based on the then current market price per Ordinary Share. The sale, or availability for sale, of substantial quantities of our Ordinary Shares may have the effect of further depressing their market price. A large number of our Ordinary Shares that were previously subject to resale restrictions are currently eligible or shall soon be eligible for resale into the public market. We also provided registration rights to certain shareholders and in connection with certain of these rights, have filed this Registration Statement on Form F-3/A with the SEC that is expected to increase in the near future the number of our Ordinary Shares eligible for resale into the public market by 2,080,057. In addition, a significant number of shares are eligible for resale in the future (i.e. those shares in the form of warrants that may be issued if the holders of these warrants decide to exercise such warrants). Issuance of these shares will dilute existing shareholders.

We may continue to issue warrants and options and the issuance of these securities could be dilutive to our shareholders. Certain warrants and options, when issued, may be valued at fair value and we may reflect the appropriate charges in our financial statements at that time.

Historically, our revenues have been concentrated in a few large orders and a small number of customers. Our business could be adversely affected if we lose a key customer.

A significant portion of our revenues each year has been derived from large orders from a small number of customers which are not necessarily the same customers each year. In 2002, three customers each accounted for approximately 9% or more of our revenues, and represented an aggregate of approximately 31% of our total revenues. In 2003, three customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 41% of our total revenues. In 2004, two customers each accounted for approximately 10% or more of revenues, and represented an aggregate of 25% of our total revenues. We do not expect that these two customers accounting for 25% of our revenue during

2004 will represent a substantial percentage of our revenues in the future. However, we do expect that a significant portion of our future revenues will continue to be derived from a relatively small number of customers. We cannot assure you that other customers will purchase our products and services in the future. The failure to secure new key customers, the loss of key customers or the occurrence of significant reductions in sales from a key customer would cause our revenues to significantly decrease and make it significantly more difficult for us to be profitable.

Our sales cycle is variable and often long and involves investment of significant resources on our part, but may never result in actual sales and we may therefore suffer additional losses.

Our sales cycle from our initial contact with a potential customer to the signing of a license and related agreements has historically been lengthy and variable. We generally must educate our potential customers about the use and benefit of our products and services, which can require the investment of significant time and resources, causing us to incur most of our product development and selling and marketing expenses in advance of a potential sale. In addition, a number of companies decide which products to buy through a request for proposal process. In those situations, we also run the risk of investing significant resources in a proposal that results in a competitor obtaining the desired contract from the customer or in a decision by a customer not to proceed. The purchasing decisions of our customers are subject to the uncertainties and delays of the budgeting, approval and competitive evaluation processes that typically accompany significant capital expenditures. If our sales cycle lengthens, our quarterly operating results may become less predictable and may fluctuate more widely than in the past. Due to the relatively large size of some orders, a lost or delayed sale could have a material adverse effect on our quarterly revenue and operating results.

Our business is still impacted by the effects of the slowdown in the worldwide economy .

Our business is dependent on current and anticipated market demand for enterprise software products. The demand for these products has been negatively impacted by the slowdown in the global economy that began in the second half of 2000 and by the terrorist attacks of September 11, 2001, and, more recently, by continuing actions against global terrorism such as the war in Iraq and attacks in Afghanistan by coalition forces led by the United States. Many of our customers and prospective customers are still experiencing economic downturns, including those in some of our traditional target markets, including the telecommunications and general services markets.

The uncertainty regarding the growth rate of the worldwide economies has caused companies to reduce purchasing and capital investment. Specifically, many companies struggled with the timing of investment decisions on technology spending in light of their desire to return to positive growth and the continuation of geopolitical uncertainties which may have affected their outlook.

Should economic conditions fail to improve, our ability to sell our products and services as well as our operating results could be negatively impacted. Furthermore, even if we are successful in selling our products and services, our ability to collect outstanding receivables may be significantly impacted by liquidity issues of our customers, which may have a material adverse impact on our business, operating results and financial condition.

We cannot predict if or when the growth rate of the global economy will rebound or whether the growth rate of our business will rebound when the global economy begins to grow. The effects of the economic decline have resulted and are likely to continue to result in intensified price competition, reduced margins, lower revenue growth rates, and longer payment terms, and may result in decreased revenues, increased losses or an inability to achieve profitability.

If we are unable to accurately predict and respond to market developments or demands, our business will be adversely affected.

The market for mobile workforce management software solutions is still evolving. This makes it difficult to predict demand and market acceptance for our products. Changes in technologies, industry standards, customer requirements and new product introductions by existing or future competitors could render our existing products obsolete and unmarketable, or require us to develop new products. We have limited development resources to expend on product development and those resources are utilized mainly for responding to the needs of our current customers. Therefore, we may be unable to timely develop products that meet the market’s future needs. If we were to experience a significant increase in the number of customers, or were to decide to effect a significant increase in our development of new product offerings, or both, we would need to expend significant amounts of money, time and other resources. This could strain our personnel and financial resources.

If we fail to maintain or improve our margins on service revenues in the future, our results of operations could suffer.

Our margins on service revenues were 23% in 2004 compared to 36% in 2003 and 16% in 2002. In order to improve our margins on services revenues, we will need to increase the efficiency and utilization of our services personnel, continue to control our costs, and increase the volume of our services revenues. There is no assurance that we will be able to maintain or improve our services margins, or, that they will not decline further in the future.

Our ability to maintain or increase our revenues may depend on our ability to make sales through third parties.

We rely upon resellers and channel partners to generate a substantial portion of our revenues. We expect this reliance to continue due to our limited internal sales and marketing resources in existing markets and to increase due to our desire to penetrate new markets for our products outside of North America. As a result of the limited resources and capacities of many resellers and channel partners, even if we manage to maintain and expand our relationship with such resellers and channel partners, we may be unable to attain sufficient focus and resources from those resellers and channel partners so as to meet all of our customers’ needs. If anticipated orders from these resellers and channel partners fail to materialize, or if our current business agreements with resellers and channel partners are terminated, our business, operating results and financial condition will be materially adversely affected.

If we are unable to maintain or expand our relationships with third party providers of implementation and consulting services, we may be unable to increase our revenues.

To focus more effectively on our core business of developing and licensing software solutions, we need to establish and maintain additional relationships with third parties that can provide implementation and consulting services to our customers. Third-party implementation and consulting firms can also be influential in the choice of mobile workforce management solutions by new customers. If we cannot establish and maintain effective, long-term relationships with implementation and consulting providers, or if these providers do not meet the needs or expectations of our customers, we may be unable to increase our revenues and our business could be seriously harmed. As a result of the limited resources and capacities of many third-party implementation providers, we may be unable to attain sufficient focus and resources from the third-party providers to meet all of our customers’ needs, even if we establish relationships with these third parties. If sufficient resources are unavailable, we will be required to provide these services internally, which could limit our ability to expand our base of customers. We will be subject to significant risk as we cannot control the level and quality of service provided by these third parties.

Undetected defects may increase our costs and impair the market acceptance of our products and technology.

Our software products are complex and may contain undetected defects, particularly when first introduced or when new versions or enhancements are released. Testing of our products is particularly challenging because it is difficult to simulate the wide variety of customer environments in several geographic markets into which our products are deployed. Despite testing conducted by us and our customers, we have in the past shipped product releases with some defects, some customers have cited possible defects, and have otherwise discovered other defects in our products after their commercial shipment. Our products are frequently more critical to our customers’ operations compared to other software solutions used by such customers, and as a result, our customers may have a greater sensitivity to product defects relating to our products.

Defects may be found in current or future products and versions after the start of commercial shipment. This could result in:

•	a delay or failure of our products to achieve market acceptance;

•	adverse customer reaction;

•	negative publicity and damage to our reputation;

•	diversion of resources; and

•	increased service and maintenance costs.

Defects could also subject us to legal claims. Although our license agreements contain limitation of liability provisions, these provisions may not be sufficient to protect us against these legal claims. The sale and support of our products, as well as our professional services, may also expose us to product liability claims.

Greater market acceptance of our competitors’ products or decisions by potential or actual customers to develop their own service management solutions could result in reduced revenues and reduced gross margins.

The market for mobile workforce management applications and the automation of field service delivery are highly competitive yet fragmented and stratified, although a number of our traditional competitors have been acquired by larger companies. We compete for the business of global or nationwide organizations that seek to support complex and sophisticated products across a variety of industries. We compete in the utilities and telecommunications segments of our markets against companies like SPL Group (via its acquisition of our competitor Axiom Corporation), Service Power Technologies, plc., MDSI, Inc., ClickSoftware, Ltd., Telcordia, and Intergraph Corporation. Our primary competitors in commercial and other general field service markets include enterprise application solution providers such as Astea International Inc., Metrix Inc., and FieldCentrix Inc., along with larger enterprise software companies such as Oracle Corporation, Siebel Systems, Inc. and SAP A.G.

Many of our competitors may have significant competitive advantages over us. These advantages may include greater technical and financial resources, more developed marketing and service organizations, greater expertise and broader customer bases and name recognition than us. Our competitors may also be in a better position to devote significant resources to the development, promotion and sale of their products, and to respond more quickly to new or emerging technologies and changes in customer requirements. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase their ability to successfully market their products. We also expect that competition will increase as a result of consolidations in the industry. To the extent that we develop new products, we may begin to compete with companies with which we have not previously competed. We cannot assure you that competition will not result in price reductions for our products and services, fewer customer orders, deferred payment terms, reduced gross margins or loss of market share, any of which could materially adversely affect our business, financial condition and results of operations. A number of potential customers have the ability to develop software solutions internally thereby eliminating the requirement for suppliers like us. This could result in reduced revenues or lost business for us. In addition to the above, decisions by potential customers to use their own internally developed solutions could result in reduced revenues and/or lost business for us.

We rely on software from third parties. If we cannot continue using that software, we would have to spend additional capital to redesign our existing software and may not be able to compete in our markets.

We utilize third-party software products to enhance the functionality of our products. Our business would be disrupted if functional versions of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to spend additional capital to either redesign our software to function with alternate third-party software or develop these components ourselves. If functional versions of third-party software were either no longer available to us or no longer offered to us on commercially reasonable terms, we might be forced to limit the features available in our current or future product offerings and the commercial release of our products could be delayed, which could materially adversely affect our business, financial condition and results of operations.

Since 2001, we have depended upon our principal product, the ViryaNet Service Hub and related applications, and the failure of this product in the marketplace in the future could adversely affect our revenues.

In the past, we have depended on and expect to continue to depend on the success of our principal product, ViryaNet Service Hub, and related applications. If our product does not achieve or maintain market acceptance or if our competitors release new products that achieve quicker or greater market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.

We may be unable to adequately protect our proprietary rights, which may limit our ability to compete effectively.

Our success and ability to compete are substantially dependent upon our internally developed technology. Other than our trademarks, most of our intellectual property consists of proprietary or confidential information that is not subject to patent or similar protection. In general, we have relied on a combination of technical leadership, trade secret, copyright and trademark law and nondisclosure agreements to protect our proprietary know-how. Unauthorized third parties may attempt to copy or obtain and use the technology protected by those rights. Any infringement of our intellectual property could have a material adverse effect on our business, financial condition and results of operations. Policing unauthorized use of our products is difficult and costly, particularly in countries where the laws may not protect our proprietary rights as fully as in the United States.

In connection with some of our licensing agreements, we have placed, and in the future may place, our software in escrow. The software may, under specified circumstances, be made available to our customers and resellers and this may increase the likelihood of misappropriation or other misuse of our software.

Substantial litigation over intellectual property rights exists in the software industry. We expect that software products may be increasingly subject to third-party infringement claims as the functionality of products in different industry segments overlaps. We believe that many industry participants have filed or intend to file patent and trademark applications covering aspects of their technology. We cannot be certain that they will not make a claim of infringement against us based on our products and technology. Any claims, with or without merit, could:

•	be expensive and time-consuming to defend;

•	cause product shipment and installation delays;

•	divert management’s attention and resources; or

•	require us to enter into royalty or licensing agreements to obtain the right to use a necessary product or component.

Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all, and even if available on acceptable terms, shall increase our expenses and may materially affect our results of operations adversely. A successful claim of product infringement against us and our failure or inability to license the infringed or similar technology could have a material adverse effect on our business, financial condition and results of operations.

Marketing and distributing our products outside of the United States and other international operations may require increased expenses and greater exposure to risks that we may not be able to successfully address.

We market and sell our products and services in the United States, Europe and the Middle East, and the Far East. We received 43% of our total revenues in 2002, 30% of our total revenue in 2003, and 21% of our total revenue in 2004 from sales to customers located outside of the United States. In addition to our operations in the United States, we have sales and support facilities and offices in Israel, Japan, Singapore and Australia. These operations require, and the expansion of our existing operations and entry into additional international markets will require, significant management attention and financial resources. In addition, since our financial results are reported in dollars, decreases in the rate of exchange of non-dollar currencies in which we make sales relative to the dollar will decrease the dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may materially adversely affect our results of operation. Historically, we have not hedged our foreign currency-denominated account receivables and expenses risks. We are also subject to a number of risks customary for international operations, including:

•	differing technology standards and language requirements;

•	changing product and service requirements in response to the formation of economic and marketing unions, including the European Economic Union;

•	economic or political changes in international markets;

•	greater difficulty in accounts receivable collection and longer collection periods;

•	unexpected changes in regulatory requirements;

•	the uncertainty of protection for intellectual property rights in some countries; and

•	multiple and possibly overlapping tax structures.

We depend on key personnel, and the loss of any key personnel could affect our ability to compete and our ability to attract additional key personnel may be impaired.

We believe our future success will depend on the continued service of our executive officers and other key sales and marketing, product development and professional services personnel. The loss of the services of Mr. Samuel HaCohen, the co-founder and Executive Chairman of our Company, and other members of our senior management team could harm our business significantly. We have employment agreements with our executive officers, including Mr. HaCohen. Although these agreements generally require notification prior to departure, relationships with these officers and key employees are at will. The loss of any of our key personnel could harm our ability to execute our business or financial strategy and compete.

Our executive officers, directors and affiliated entities will be able to influence matters requiring shareholder approval and they may disapprove actions that you voted to approve.

As of June 1, 2005, our executive officers and directors serving as of such date, and entities affiliated with them, in the aggregate, beneficially owned approximately 24.9% of our outstanding Ordinary Shares, including options and warrants to purchase Ordinary Shares which are exercisable or will become exercisable within 60 days of June 1, 2005. These shareholders, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Any future acquisitions of companies or technologies may distract our management and disrupt our business.

On February 25, 2002 we completed the acquisition of all of the outstanding shares of iMedeon, Inc. (“iMedeon”), a provider of mobile workforce management solutions to the utilities sector and on July 29, 2004, we completed the acquisition of all of the outstanding shares of Utility Partners, Inc. On June 15, 2005, we completed the acquisition of substantially all of the assets of e-Wise Solutions of Melbourne, Australia. We may, in the future, acquire or make investments in other complementary businesses, technologies, services or products if appropriate opportunities arise and we may engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or if we do identify suitable candidates, that we will have sufficient resources to complete such acquisitions or investments, will be able to make the acquisitions or investments on commercially acceptable terms or will be able to complete such acquisitions or investments at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, customers, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses, consume cash resources, and adversely affect our results of operations. We may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

Our business may become increasingly susceptible to numerous risks associated with international operations.

The amount of our operations which occurs outside the United States is growing. Our facilities are located in North America, Israel, Japan, Singapore, and Australia. This geographic dispersion is expected to continue for the next few years and requires significant management resources that may place us at a disadvantage compared to our locally based competitors. In addition, our international operations are generally subject to a number of risks, including:

•	foreign currency exchange rate fluctuations;

•	longer sales cycles;

•	multiple, conflicting and changing governmental laws and regulations;

•	greater dependency on partners;

•	time zone and cultural differences;

•	protectionist laws and business practices that favor local competition;

•	difficulties in collecting accounts receivables; and

•	political and economic instability.

We expect international revenue to increase as a percentage of total revenue and we believe we must continue to expand our international sales and professional services activities in order to be successful. Our international sales growth will be limited if we are unable to expand our international sales management and professional services organizations either through a direct presence in local markets or through channel partners. If we fail to manage our geographically dispersed organization, we may fail to meet or exceed our business plan and our revenues may decline.

We face risks relating to the restatement of our financial statements.

On two occasions we restated our financial statements which affected our results for 2000, 2001, 2002, and 2003. The restatements were reported on December 9, 2004 and March 17, 2005 and the impact on our financial statements was reported first in our Report on Form 20-F/A dated March 25, 2005 for the fiscal year ended December 31, 2003. These restatements or any other restatement of our financial statements may lead to litigation claims against us. The defense of claims may cause the diversion of management’s attention and resources, and we may be required to pay damages if any such claims are not resolved in our favor. Any litigation, even if resolved in our favor may cause us to incur significant legal and other expenses.

Risks Related to the Internet and Wireless Technologies

Our business is dependent on the Internet and if customers do not continue to use the Internet, our business will suffer.

Our market is relatively new and evolving. Our future success will depend on the adoption by customers of business-to-business Internet solutions as an integral part of their business model. Demand for and market acceptance of recently introduced Internet-based services are each subject to a high level of uncertainty.

The level of demand and acceptance of Internet business-to-business services may not increase for a number of reasons, including:

•	inadequate network infrastructure and congestion of traffic on the Internet;

•	actual or perceived lack of security of information;

•	inconsistent quality of service;

•	lack of availability of cost-effective, high-speed service;

•	lack of access and ease of use;

•	excessive governmental regulation; and

•	uncertainty over intellectual property ownership.

In addition, any well-publicized compromise of security could deter businesses from using the Internet to conduct transactions that involve transmitting confidential information. Computer viruses that spread over the Internet could disable or damage the systems we develop for our customers. Decreased Internet traffic as a result of general security concerns or viruses could cause companies to reduce their amount of technology spending, which could hurt our results of operations

Our business is dependent on the projected growth and adoption of wireless and mobile technologies.

The wireless data and mobile application market is gaining acceptance but remains fragmented. There are few applications that have received widespread acceptance. Our future success relies on the adoption of wireless and mobile technologies in support of mobile field service applications across all targeted vertical markets.

The success of our solution will require that continued improvements be made in the mobile infrastructure to ensure projected growth. If the adoption and standardization does not occur in the future, wireless mobile applications could grow more slowly than anticipated. This adoption of mobile applications has to do with several aspects that are dependent on market maturity:

•	the cost of equipping field personnel with mobile devices;

•	a lack of standardization of wireless protocols;

•	the lack of ubiquitous and affordable network coverage;

•	the cost of transmitting data over wireless networks;

•	increased training required for workers to utilize applications, including higher demand on help desks or call centers;

•	actual or perceived slow connection and transmission speeds;

•	the use of standard browser based environments; and

•	the cost of third-party middleware.

Utilizing Internet applications in a wireless environment will also require ongoing education to mainstream perceptions including,

•	the perception that Web applications must be used in a connected environment; and

•	Web applications are cumbersome and require a lot of bandwidth.

We cannot assure you that improvements will be made to the mobile infrastructure and the adoption of wireless and mobile technologies will occur within our targeted vertical markets for use within field service applications.

Risks Related to Our Location in Israel

It may be difficult to effect service of process and enforce judgments against directors, officers and experts in Israel.

We are organized under the laws of the State of Israel. Many of our executives, directors, certain research and development employees, and some of the experts named in this annual report are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions instituted in Israel.

Political, economic and military conditions in Israel could negatively impact our business.

Our principal research and development facilities are located in Israel. We are directly influenced by the political, economic and military conditions affecting Israel. Since the establishment of the state of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, which varies in degree and intensity, has caused security and economic problems in Israel. Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. We cannot assure you that ongoing or revived hostilities related to Israel will not have a material adverse effect on us or our business and on our share price. Several Arab countries still restrict business with Israeli companies and these restrictions may have an adverse impact on our operating results, financial condition or the expansion of our business. We could be adversely affected by restrictive laws or policies directed towards Israel and Israeli businesses. Despite the progress towards peace between Israel and its Arab neighbors, the future of these peace efforts is uncertain. In addition, since October 2000, there has been a significant increase in violence, primarily in the West Bank and Gaza Strip, and a series of armed clashes between Israel and the armed forces of the Palestinian Authority. There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue.

Generally, all male adult citizens and permanent residents of Israel, under the age of 45 in some cases, are, unless exempt, obligated to perform up to 36 days of military reserve duty annually. Additionally, all Israeli residents of this age are subject to being called to active duty at any time under emergency circumstances. Many of our employees are currently obligated to perform annual reserve duty. Although we have operated effectively under these requirements since we began operations, we cannot assess the full impact of these requirements on our workforce or business if political and military conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar.

Most of our revenues are in dollars or are linked to the dollar, while a portion of our expenses, principally salaries and the related expenses for our Israeli operations, are in NIS. We do not utilize hedging to manage currency risk and, therefore, are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the dollar cost of our operations. In 1999 and in 2000, while the rate of inflation was low, there was a devaluation of the dollar against the NIS, and in 2001 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation. In 2002, the devaluation of the NIS against the dollar was similar to the rate of inflation. In 2003, the NIS gained in value against the dollar while the rate of inflation was negative and in 2004 the NIS gained 2% in value against the dollar while the rate of inflation was 1%. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected.

The tax benefits that we currently receive from the Investment Center of the Israeli Ministry of Industry, Trade and Labor require us to meet several conditions and may be terminated or reduced in the future, which would increase our taxes.

We receive tax benefits under Israeli law for capital investments that are designated as approved enterprises. To maintain our eligibility for these tax benefits, we must continue to meet conditions stipulated in applicable law and in our specific approvals, including making specified investments in fixed assets. If we fail to comply with these conditions, in whole or in part, with respect to any approved enterprise program we establish, we may be required to pay additional taxes for the period in which we benefited from the tax exemption or reduced tax rates and we would likely be denied these benefits in the future. We may submit requests for new programs to be designated as approved enterprises. These requests might not be approved, particularly in light of difficult economic conditions in Israel. In addition, in March 2005, the law governing these tax benefits was amended to revise the criteria for investments that qualify for tax benefits as an approved enterprise. We cannot assure you that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits could seriously harm our financial condition and results of operations.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We currently have non-competition agreements with our employees. These agreements prohibit our employees, if they cease working for us, from directly competing with us or working for our competitors. Recently, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions.

From time to time we have received royalty-bearing grants from the Office of the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (“OCS”). The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred. In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant. In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments. These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. In addition, if we fail to comply with any of the conditions imposed by the OCS, we may be required to refund any grants previously received, together with interest and penalties.

Our United States investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

Although we believe that we will not be treated as a passive foreign investment company in 2004, we cannot assure the shareholders that we will not be treated as a passive foreign investment company in 2003 or in future years. We would be a passive foreign investment company if (i) 75% or more of our gross income in a taxable year, including the pro rata share of the gross income of any company, US or foreign, in which we are considered to own 25% of the shares by value, is passive income, or (ii) at least 50% of the average value of our assets (or possibly the adjusted bases of our assets in particular circumstances), including the pro rata share of the assets of any company in which we are considered to own 25% of the shares by value, in a taxable year produce, or are held for the production of, passive income. Passive income includes interest, dividends, royalties, rents and annuities. If we are or become a passive foreign investment company, many of the shareholders will be subject to adverse tax consequences, including:

•	taxation at the highest ordinary income tax rates in effect during your holding period on some distributions on our Ordinary Shares and gain from the sale or other disposition of our Ordinary Shares;

•	paying interest on taxes allocable to prior periods; and

•	no increase in the tax basis for our Ordinary Shares to fair market value at the date of your death.

THE OFFER AND LISTING

The Offering

Ordinary Shares offered	2,080,057 shares

Price	As determined by each Selling Shareholder

Use of proceeds	We will not receive any of the proceeds from the sale of the Ordinary Shares by the Selling Shareholders in this offering

NASDAQ SmallCap Market Symbol	VRYA

Shares will be offered on a registered basis and not as bearer shares.

REASONS FOR THE OFFER AND USE OF PROCEEDS

The Ordinary Shares registered hereunder are registered pursuant to written commitments that we have to the Selling Shareholders. We will not receive any proceeds from the sale of the shares by the Selling Shareholders in this offering. We will pay all the expenses of registration of this offering provided however that the Selling Shareholders will bear their own selling or placement agent or broker fees and commissions and transfer taxes, if any, in connection with the sale of the Ordinary Shares.

SELLING SHAREHOLDERS

The Ordinary Shares covered by this prospectus were issued to the Selling Shareholders pursuant to the transactions described in this section.

On February 14, 2002, in connection with a credit line made available to us by Bank Hapoalim, we issued to the bank a warrant to purchase 60,000 of our Ordinary Shares. On July 2003, in connection with a restructuring of our debt to Bank Hapoalim, such warrant was amended and increased to cover 100,000 Ordinary Shares. The bank exercised the warrant by way of a cashless exercise for a total of 85,088 Ordinary Shares, and we are registering such Ordinary Shares as part of our commitment to the bank under the warrant.

On May 14, 2003, we have issued to Alchimia, Inc. (“Alchimia”), a warrant to purchase an aggregate of 119,336 of our Ordinary Shares in connection with certain services provided to us by Alchimia. On June 28, 2005, the warrant to Alchimia was divided with our consent into two warrants, one issued to Alchimia which is exercisable for 81,278 Ordinary Shares, and the second issued to Peter Jacobson, a former executive of Alchimia, which is exercisable for 38,058 Ordinary Shares (see footnotes 12 and 13 to the table below). We are registering 119,336 Ordinary Shares pursuant to our obligation under such warrants.

On August 4, 2003, we consummated a private placement of 539,258 of our Ordinary Shares to Telvent GIT, S.A. (“Telvent”) for consideration of $1.0 million. As part of such investment we also entered into a Registration Rights Agreement with Telvent and are registering Telvent’s 539,258 Ordinary Shares pursuant to that agreement.

On October 1, 2003, we have issued to SHR Group Holdings and Management [S.G.H.M] Limited (“SHR”), a warrant to purchase 52,000 of our Ordinary Shares in connection with a settlement agreement with SHR, and are registering such 52,000 Ordinary Shares pursuant to our obligation under such warrant.

On October 30, 2003, we issued warrants to purchase 16,173 Ordinary Shares to our consultant, Kormoran Ventures Limited (“Kormoran”), in connection with certain services provided to us by Kormoran, and are registering such 16,173 Ordinary Shares pursuant to our obligation under such warrants.

On November 10, 2003, we consummated a private placement of 517,322 of our Ordinary Shares as well as warrants to purchase an additional of 93,723 Ordinary Shares to a financial institution and a group of private investors for consideration of approximately $1.8 million. As part of such investment we also entered into a Registration Rights Agreement with such investors and are registering a total of 611,045 Ordinary Shares pursuant to that agreement.

On December 5, 2003, we consummated a private placement of 554,509 of our Ordinary Shares as well as warrants to purchase an additional of 84,644 Ordinary Shares to Vertex Venture Capital Israel and FBR Infinity Venture Funds, as well as a group of private investors, for consideration of approximately $2.2 million. As part of such investment we also entered into a Registration Rights Agreement with such investors and are registering a total of 639,153 Ordinary Shares pursuant to that agreement.

On January 14, 2004, we have issued to our consultants, Modi Peled and Aryeh Weber, warrants to purchase an aggregate of 18,000 of our Ordinary Shares in connection with certain services provided to us by such consultants, and are registering such 18,000 Ordinary Shares pursuant to our obligation under such warrants.

The following table presents information provided by the Selling Shareholders with respect to beneficial ownership of our Ordinary Shares as of July 15, 2005, and as adjusted to reflect the sale of the shares offered by this prospectus by the Selling Shareholders, assuming that all shares being offered by this prospectus are ultimately sold in the offering. Our registration of these securities does not necessarily mean that the Selling Shareholders will sell any or all of the registered securities.

The Selling Shareholders have informed us that they purchased the Ordinary Shares for their own account and not with a present view to the distribution of any part thereof, and that they do not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, or grant participations to any such person or to any third person, with respect to any of the Ordinary Shares.

The Company has been informed by Vertex Israel II (A) Fund LP, Vertex Israel II (C.I.) Fund LP, Vertex Israel II (B) Fund LP, Vertex Israel II Discount Fund LP, Vertex Israel II (CI) Executive Fund LP and LibertyView Special Opportunities Fund, LP, that they may be affiliated with registered broker-dealers and that such Selling Shareholders acquired their securities in the ordinary course of business.

Name and Address of Selling Shareholder	Number of Shares beneficially owned prior to the Offering(1)	Percent of Outstanding Shares prior to the Offering(2)	Number of Shares to be Offered	Number of Shares beneficially owned after the Offering	Percent of Outstanding Shares after the Offering(2),(3)
Bank Hapoalim Limited (4) 41-45 Rothschild Blvd. Tel Aviv, Israel	135,088	2.09%	85,088	50,000	0.77%
Telvent Investments, S.L. (5) Valgrande, 6 28108 Alcobendas Madrid, Spain	1,132,167	17.65%	539,258	592,909	9.24%
LibertyView Special Opportunities Fund, LP (6) 111 River Street Hoboken, NJ, 07030 USA	903,075	12.88%	187,960	715,115	10.20%
Oded Unger Tarpon 5 Street Bnei Brak, 51420 Israel	305,992	4.74%	305,992	0	0
Lior Bregman (7) 10 Sinclair Ter Short Hills, NJ 07078 USA	165,287	2.57%	104,037	61,250	0.95%
Rochelle Zudkewich 54 Western Dr., Short Hills, N.J., 07078	41,615	0.65%	41,615	0	0
Vertex Israel II (A) Fund LP (8) 1 Hashikma Street Savyon 56530 Israel	56,860	0.89%	56,860	0	0
Vertex Israel II (C.I.) Fund LP (8) 1 Hashikma Street Savyon 56530 Israel	315,193	4.89%	315,193	0	0
Vertex Israel II (B) Fund LP (8) 1 Hashikma Street Savyon 56530 Israel	8,711	0.14%	8,711	0	0
Vertex Israel II Discount Fund LP (8) 1 Hashikma Street Savyon 56530 Israel	40,244	0.63%	40,244	0	0
Vertex Israel II (CI) Executive Fund LP (8) 1 Hashikma Street Savyon 56530 Israel	3,952	0.06%	3,952	0	0
FBR Infinity II Venture Israel LP (9) 3 Azrieli Center Tel-Aviv 67023 Israel	61,907	0.97%	61,907	0	0
FBR Infinity II Ventures LP (9) 3 Azrieli Center Tel-Aviv 67023 Israel	58,222	0.91%	58,222	0	0
FBR Infinity II Ventures (Erisa) LP (9) 3 Azrieli Center Tel-Aviv 67023 Israel	22,667	0.35%	22,667	0	0
Dan Geva (10) 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel	12,356	0.19%	5,356	7,000	0.13%
Maya Liquornik (10) 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel	6,956	0.11%	5,356	1,600	0.03%
Israel Leshem (10) 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel	5,356	0.08%	5,356	0	0
Dov Gal 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel	5,356	0.08%	5,356	0	0
Simcha Sharon 45 Mount Sinai Rise 05-01 Beaverton Court, 276958 Republic of Singapore	14,279	0.22%	14,279	0	0
Avraham Ben-Natan 8 Merhavia St. Herzlia 46332 Israel	7,139	0.11%	7,139	0	0
Kormoran Ventures Limited (11) Shimon Ben Zvi 50 St. Givataim, Israel	16,173	0.25%	16,173	0	0
Alchimia, Inc. (12) 20 Custom House Street, Suite 830 Boston, MA 02110	81,278	1.25%	81,278	0	0
Peter Jacobson (13) 1401 Hillside Road, Wynnewood, PA 19096	38,058	0.59%	38,058	0	0
Modi Peled Hanesher St. #47 Ra’anana 43726 Israel	9,000	0.14%	9,000	0	0
Aryeh Weber Vinik St. #47 Rishon Le-Zion 75241, Israel	9,000	0.14%	9,000	0	0
SHR Group Holdings and Management [S.G.H.M] Limited (14) 38 Tuval Street Ramat Gan, Israel	52,000	0.81%	52,000	0	0

(1)	Assumes the exercise of all warrants and options and conversion of all convertible notes held by the Selling Shareholders that are exercisable or convertible within 60 days from July 15, 2005.

(2)	Based on (i) 6,403,234 Ordinary Shares outstanding as of July 15, 2005, plus (ii) in connection with any Selling Shareholder, the Ordinary Shares that may be issued to such Selling Shareholder only in connection with exercise of options, warrants or convertible notes to purchase Ordinary Shares.
(3)	Assumes all Ordinary Shares registered hereunder are sold by the Selling Shareholder.
(4)	Poalim Capital Markets, managed by Mr. Nir Brunstein, has voting and investment powers over the shares to be resold.
(5)	The Ordinary Shares were originally issued to Telvent GIT, S.A. and were thereafter transferred to its affiliate and the current shareholder, Telvent Investments, S.L. Mr. Jose Ignacio del Barrio and Mr. Manuel Sánchez Ortega have joint voting and investment powers over the shares to be resold.
(6)	Neuberger Berman, LLC., the investment adviser to LibertyView Special Opportunities Fund, LP, has voting and investment powers over the shares to be resold by LibertyView Special Opportunities Fund, LP.
(7)	Member of our Board of Directors; Holds options to purchase 17,500 of our Ordinary Shares, of which 8,750 are exercisable within 60 days from July 15, 2005.
(8)	Vertex’s investment committee, currently comprising of Mr. Yoram Oron, Mr. Moshe Shahaf, Mr. Yossi Riback and Mr. Lee Kheng Nam, has voting and investment powers over the shares to be resold.
(9)	The fund’s manager, Israel Infinity Venture Capital Management II, Ltd., and its general partner FBR Infinity II Venture Partners Ltd. have voting and investment powers over the shares to be resold. Messrs. Emmanuel Friedman, Amnon Yacoby and Amir Gal-Or, as directors of Israel Infinity Venture Capital Management II, Ltd. and FBR Infinity II Venture Partners Ltd., exercise such voting and investment powers.

(10)	Partner in Meitar Liquornik Geva & Leshem Brandwein, our Israeli counsel. The partners of Meitar Liquornik Geva & Leshem Brandwein, and the firm itself, beneficially own, in the aggregate, 60,524 of our Ordinary Shares. The Selling Shareholders disclaim beneficial ownership of additional shares other than the shares set forth next to their name.
(11)	Ms. Irit Rapaport has voting and investment powers over the shares to be resold.
(12)	Ms. Amanda DeBurro and Mr. Chris Deren have voting and investment powers over the shares to be resold. On June 28, 2005, the original warrant to Alchimia to purchase 119,336 Ordinary Shares was divided with our consent into two warrants, one issued to Alchimia which is exercisable for 81,278 Ordinary Shares, and the second issued to Peter Jacobson, a former executive of Alchimia, which is exercisable for 38,058 Ordinary Shares.
(13)	Mr. Peter Jacobson has voting and investment powers over the shares to be resold. The Ordinary Shares are covered under a warrant issued to Peter Jacobson on June 28, 2005. See footnote 12 above.
(14)	SHR Group Holdings and Management [S.G.H.M] is controlled by Mr. Eldad Halevy, which has voting and investment powers over the shares to be resold.

TIMETABLE AND PLAN OF DISTRIBUTION

The Selling Shareholders may sell, directly or through brokers, the Ordinary Shares in one or more long or short transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices.

Although none of the Selling Shareholders has advised us of the manner in which such Shareholders currently intend to sell Ordinary Shares offered hereby, the Selling Shareholders may choose to sell all or a portion (or none) of such shares from time to time in one or more of the following transactions:

•	on any national securities exchange or quotation service on which the Ordinary Shares may be listed or quoted at the time of sale, including The Nasdaq SmallCap Market;

•	on the over-the-counter market;

•	in private transactions;

•	through options or other derivative instruments;

•	by pledge to secure debts or other obligations;

•	through block transactions;

•	any other legally available means; or

•	a combination of any of the above transactions.

In connection with such sales, the Selling Shareholders and any participating broker may be deemed to be “underwriters” of the shares within the meaning of the Securities Act, although the offering of these securities may not be underwritten by a broker-dealer firm. If a Selling Shareholder qualifies as an “underwriter” under the Securities Act and the rules and regulations and interpretations thereunder, such person will be subject to the prospectus delivery requirements of the Act. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders. Any such commissions and profits realized on any resale of the shares might be deemed to be underwriting discounts and commissions under the Securities Act. Sales in the market may be made to broker-dealers making a market in the Ordinary Shares or other broker-dealers, and such broker-dealers, upon their resale of such securities, may be deemed to be underwriters in this offering.

In addition, any Ordinary Shares offered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We will bear all costs and expenses of the registration under the Securities Act and certain state securities laws of the Ordinary Shares, other than any discounts or commissions payable with respect to sales of such securities.

From time to time this prospectus may be supplemented or amended as required by the Securities Act. During any time when a supplement or amendment is required, the Selling Shareholders are required to stop making sales until the prospectus has been supplemented or amended. Further, we are required to maintain the effectiveness of the Registration Statement for a period of up to nine months or until the distribution contemplated by this Registration Statement has been completed. We will make copies of this prospectus available to the Selling Shareholders and have informed the Selling Shareholders of the need for delivery of a copy of this prospectus to each purchaser of the Ordinary Shares prior to or at the time of such sale.

Pursuant to the terms under which the Ordinary Shares were issued to certain of the Selling Shareholders, we have agreed to indemnify certain of the Selling Shareholders and certain of their associates against such liabilities as they may incur as a result of any untrue statement of a material fact in the Registration Statement, or any omission therein to state a material fact required to be stated therein or necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading. Such indemnification includes liabilities under the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities laws and the rules thereunder, but excludes liabilities for statements or omissions that were based on written information provided by or on behalf of the Selling Shareholders specifically for use in the Registration Statement, as to which the Selling Shareholders have agreed to indemnify us. We have also agreed to reimburse such persons for legal and other expenses reasonably incurred in connection with investigating or defending any action relating to such statements or omissions which result in such persons’ becoming entitled to such indemnification.

Each Selling Shareholders and any other persons participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of securities by, Selling Shareholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the securities offered hereby.

LEGAL MATTERS

The validity of the Ordinary Shares offered hereby is being passed upon by Meitar Liquornik Geva & Leshem Brandwein, Tel-Aviv, Israel. The partners of Meitar Liquornik Geva & Leshem Brandwein and the firm itself, beneficially own, in the aggregate, 70,524 of our outstanding shares, including shares which may be issued upon the exercise of options, warrants or other convertible securities.

EXPERTS

Our consolidated financial statements as of December 31, 2004 and 2003, and for each year in the three-year period ended December 31, 2004, included in our Annual Report on Form 20-F for the year ended December 31, 2004, and incorporated by reference in this prospectus and Registration Statement, have been audited by Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as set forth in their report thereon incorporated by reference elsewhere herein. The financial statements referred to above are included in reliance on such reports given on the authority of such firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form F-3 with the Securities and Exchange Commission, or the “SEC”, for the shares we are offering by this prospectus. This prospectus does not include all of the information contained in the Registration Statement. You should refer to the Registration Statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract, agreement or other document.

We are required to file annual and special reports and other information with the SEC. You can read our SEC filings, including the Registration Statement, over the Internet at the SEC’s web site at http://www.sec.gov., or through our web site at www.viryanet.com. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Room 1024, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to certain of the informational requirements of the Exchange Act. As a “foreign private issuer,” we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of Ordinary Shares. In addition, we are not required to file quarterly reports or to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements that will be examined and reported on, with an opinion expressed by an independent accounting firm, as well as quarterly reports on Form 6-K containing unaudited financial information, within 60 days after the end of each calendar quarter.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed by us with the SEC. Information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by this prospectus or by information we file with the SEC in the future.

The following documents are incorporated by reference:

•	Our Annual Report on Form 20-F for the year ending December 31, 2004, filed with the SEC on July 15, 2005.

•	Forms 6-K submitted to the SEC on January 18, 2005, February 22, 2005, March 17, 2005, May 6, 2005, June 1, 2005, June 16, 2005 and July 8, 2005.

•	Our Registration Statement on Form 8-A filed with the SEC on September 12, 2000

In addition, all subsequent annual reports filed on Form 20-F prior to the termination of this offering are incorporated by reference into this prospectus. Also, we may incorporate by reference our future reports on Form 6-K by stating in those Forms that they are being incorporated by reference into this prospectus.

We will provide without charge to any person (including any beneficial owner) to whom this prospectus has been delivered, upon oral or written request, a copy of any document incorporated by reference in this prospectus but not delivered with the prospectus (except for exhibits to those documents unless a document states that one of its exhibits is incorporated into the document itself). Such requests should be directed to Albert A. Gabrielli, Chief Financial Officer, 2 Willow Street, Southborough, MA 01745-1027, (508) 490-8600.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in Israel, and many of our directors and many of the executive officers and the Israeli experts named herein are not residents of the United States and substantially all of their assets and our assets are located outside the United States. Service of process upon our non-U.S. resident directors and executive officers or the Israeli experts named herein and enforcement of judgments obtained in the United States against us, and our directors and executive officers, or the Israeli experts named herein, may be difficult to obtain within the United States. ViryaNet, Inc. is the U.S. agent authorized to receive service of process in any action against us arising out of this offering or any related purchase or sale of securities. We have not given consent for this agent to accept service of process in connection with any other claim.

We have been informed by our legal counsel in Israel, Meitar Liquornik Geva & Leshem Brandwein, that there is doubt as to the enforceability of civil liabilities under the Securities Act or the Exchange Act in original actions instituted in Israel. However, subject to certain time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

•	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment,

•	the judgment is no longer appealable,

•	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy, and

•	the judgment is executory in the state in which it was given.

Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if (i) the judgment was obtained by fraud, (ii) there was no due process, (iii) the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel, (iv) the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid, or (v) at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel. Judgments rendered or enforced by Israeli courts will generally be payable in Israeli currency. Judgment debtors bear the risk associated with converting their awards into foreign currency, including the risk of unfavorable exchange rates.

2,080,057 Ordinary Shares

VIRYANET LTD.

PROSPECTUS

July 20, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8. Indemnification of Directors and Officers.

Our Articles of Association provide that we shall be entitled to undertake in advance to indemnify an officer or director of ours, provided that the undertaking is restricted to the events of a kind which our board of directors may anticipate at the time it makes such undertaking at an amount which the board of directors determines is reasonable under the circumstances. In addition, we can indemnify an officer or director for specific occurrences retroactively. We have previously agreed to indemnify our officer or director to the fullest extent permitted under the Companies Law.

Our Articles of Association further provide that we may indemnify an officer or director of ours for liability or expense he incurs as a result of an action done by him in his capacity as our officer or director as follows:

1.	any monetary obligation imposed on the officer or director in favor of a third party pursuant to a judgment, including a compromise judgment given in a settlement or a judgment of an arbitrator, approved by the court.

2.	reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:

(a)	within the framework of proceedings filed against him by us or on our behalf or by a third party, or

(b)	in a criminal proceeding in which he was acquitted, or

(c)	in a criminal proceeding in which he was convicted of a felony which does not require a proof of criminal intent.

In no event may we indemnify an officer or director for:

1.	a breach of the duty of loyalty toward us, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not prejudice our interests;

2.	a breach of the duty of care which was done intentionally or recklessly;

3.	an intentional act which was done to unlawfully yield a personal profit; or

4.	a criminal fine or penalty.

In addition, we have a directors and officers liability insurance policy insuring our directors’ and officers’.

Item 9. Exhibits.

The following exhibits are incorporated herein by reference:

Exhibit No.	Description
4.4	Warrant dated May 14, 2003, issued to Alchimia, Inc. (*)

4.5	Warrant dated October 1, 2003, issued to SHR Group Holdings and Management [S.G.H.M] Limited (*)

4.6	Warrant dated October 30, 2003, issued to Kormoran Ventures Limited (*)

4.7	Warrants dated January 14, 2004, issued to Modi Peled and Aryeh Weber (*)

5	Opinion of Meitar Liquornik Geva & Leshem Brandwein, our Israeli counsel, as to the validity of the Ordinary Shares (*)

23.1	Consent of Meitar Liquornik Geva & Leshem Brandwein (included in the opinion attached as Exhibit 5)

23.2	Consent of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global

24	Power of Attorney (included on signature page)

(*)	Previously filed as exhibits to the Company’s Form F-3 filed on April 15, 2004

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Item 10. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.

(iii) to include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any other material change to such information in the Registration Statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the Registration Statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to Registration Statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Item 8.A of Form 20-F if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Form F-3.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Southborough, on July 20, 2005.

VIRYANET LTD.

By:	/s/ Albert A. Gabrielli
Albert A. Gabrielli, CFO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Samuel I. Hacohen Samuel I. Hacohen	Executive Chairman of the Board	July 19, 2005

/s/ Paul V. Brooks Paul V. Brooks	President and Chief Executive Officer (Principal Executive Officer)	July 19, 2005

/s/ Albert A. Gabrielli Albert A. Gabrielli	Chief Financial Officer (Principal Financial and Accounting Officer)	July 19, 2005

/s/ Vladimir Morgenstern Vladimir Morgenstern	Director	July 19, 2005

/s/ Manuel Sanchez Ortega Manuel Sanchez Ortega	Director	July 19, 2005

/s/ Lior Bregman Lior Bregman	Director	July 19, 2005

/s/ Ronit Lerner Ronit Lerner	Director	July 19, 2005

/s/ Peter Gyenes Peter Gyenes	Director	July 19, 2005

Authorized Representative in the U.S.:

ViryaNet, Inc.

By:	/s/ Paul V. Brooks
Name:	Paul V. Brooks
Title:	President and Chief Executive Officer

Date:	July 19, 2005